FORM 8 - K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) _____November 2, 2006_____

HARRELL HOSPITALITY GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-2661	13-1946181
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 260328, Plano, Texas	75026
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code _____972-380-0273_____

 Former Address: 16475 North Dallas Parkway, Suite 410, Addison, Texas 75001_____
        (Former name or address if changed since last report.)

Item 3.02 Unregistered Sales of Equity Securities.

On September 29, 2006, the Company entered into a Stock Acquisition Agreement (the "Agreement") with Square Rock, Ltd., a Texas limited partnership ("Square Rock") and Global Trek Property Holdings, L.P., a Texas limited partnership ("Global Trek") (collectively, Square Rock and Global Trek are called the "New Investors") to issue shares of the Company's $0.002 par value Class A Common Stock ("Common Stock") to the New Investors.

The sale of stock contemplated by the Agreement was closed on November 2, 2006. Square Rock Ltd. Pension Plan was issued 6,322,145 shares of Common Stock, and Global Trek was issued 6,322,145 share of Common Stock in exchange for the aggregate consideration of (a) $250,000 cash plus (b) capital commitments upon demand of the board of directors of an additional $250,000, plus (c) best efforts to contribute to the Company certain revenue producing contracts controlled by the New Investors. The New Investors have no prior affiliation with the Company. No underwriting discounts or commissions were paid.

The Company issued all of the above securities in private transactions in reliance on exemptions from registration under Section 4(2) of the Securities Act of 1933. The New Investors delivered written representations to the Company that the securities were being acquired for investment only and not with a view toward distribution, and that the purchaser, alone or together with his representative, has knowledge and experience in business matters and securities investments so as to be capable of evaluating the merits of the investment. The Company employed no public advertising or solicitation in connection with these sales. No underwriting discounts or brokerage fees or commissions were paid in connection with any of these transactions. The shares issued are not convertible or exchangeable into other securities.

Item 5.01 Change in Control of Registrant.

On November 2, 2006, the New Investors acquired control of the Common Stock of the Company. Together, the New Investors now own 90% of the 14,049,210 shares of Common Stock now issued and outstanding, through the transaction described above. 45% of the Common Stock is owned by Square Rock Ltd. Pension Plan and 45% of the Common Stock is owned by Global Trek. The New Investors did not borrow funds to purchase the shares and used their own cash for the purchase. Although there was no prior formal agreement, the existing officers and directors of the Company immediately turned control of the board of directors over to the New Investors.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Upon closing the transaction on November 2, 2006, the board of directors of the Company called a special board meeting to welcome the New Investors and turn control of the Company to them. Accordingly, directors Jonathan Tripp, Paul L. Barham and Clive Russell resigned from the board and appointed Daniel M. Cofall and Anthony J. Renteria to the board of directors of the Company. None of the resignations were as a result of a disagreement with the Company or a refusal to stand for re-election. Paul L. Barham also resigned as Chief Executive Officer and Chief Financial Officer, and Jonathan Tripp also resigned as Vice President and Controller.

The new board of directors called a special meeting of directors on November 2, 2006, and Anthony J. Renteria was appointed President and Chief Executive Officer of the Company. Daniel Cofall was appointed Executive Vice President and Chief Financial Officer of the Company. One board of director position remains unfilled at this time. The new board anticipates changing the general direction of the business of the Company into financial receivables management and debt collection. These types of services are expected to be rendered for credit issuers or other holders of debt portfolios. The Company plans to be actively reviewing acquisition opportunities in these areas as well as beginning to build its own infrastructure.

Anthony J. Renteria is President and Chief Executive Officer of Global Trek Property Holdings, LLP, a company he founded in 2004 to provide debt management consulting services to U.S.-based debt buyers. In addition, he is Executive Vice President and Chief Operating Officer for Forward Properties International, Inc. ("FPII"), a buyer and seller of portfolios of charged-off indebtedness. Mr. Renteria is responsible for all North American acquisitions for FPII and oversees the company's day to day operations. Mr. Renteria joined FPII in 2004 after spending nearly eleven years within the recovery and loss mitigation departments of the credit card banking industry. From 2001 to 2004 Mr. Renteria was Recovery Manager for HSBC Bank (formerly known as Household Bank). Mr. Renteria holds no director positions with other public companies.

Daniel M. Cofall is the managing director of Square Rock, Ltd., a company he founded in 2004 to provide financial advisory services to U.S.-based debt buyers. In addition, Mr. Cofall is the Executive Vice President and Chief Financial Officer for FPII. In that capacity, Mr. Cofall is responsible for the administration, finance, and operations for all FPII's activities in North America. Mr. Cofall joined FPII in 2004. From 2001 to 2004, Mr. Cofall served as a partner in Opes Partners, a private Dallas-based financial advisory firm. Mr. Cofall holds no director positions with other public companies.

Neither Mr. Cofall nor Mr. Renteria has had, during the last two years, a direct or indirect material interest in any transaction involving the Company or proposed transaction involving the Company.   There are no family relationships among the directors or officers of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

_____Anthony J. Renteria_____
(Registrant)

Date___11/06/2006_____   _____//Anthony J. Renteria//_____
(Signature)